SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                     for the period ended 05 December, 2005


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------




December 5, 2005


The following press release was issued in Singapore at 1700 local time today


                BP MAKES STRATEGIC INVESTMENT IN CHINA AVIATION

                                OIL (SINGAPORE)


BP Singapore announced today that it is to purchase 20 per cent of the equity in China Aviation Oil (Singapore) for some $US44 million.


The investment follows approval from the creditors of China Aviation Oil (Singapore) for the company to seek a strategic investor as part of the restructuring process prior to seeking re-listing on the Singapore Exchange.


Under the equity investment agreement, BP will appoint two directors to the Board of China Aviation Oil (Singapore) and have the ability to appoint staff to a key trading role and a key governance and control role.


"BP fully supports the restructuring plans for China Aviation Oil (Singapore) which will clear the way for China Aviation Oil to start afresh," said Mike Bennetts, BP's Regional Director for Supply and Trading. "In addition to the financial investment, we will be providing the company with corporate governance and supply and trading management systems to enable the re-listed company to trade profitably and create value for all its shareholders."


Notes to Editors:


- China Aviation Oil (Singapore) is the Singapore Exchange (SGX) registered subsidiary of China Aviation Oil Holding Company (CAOHC) and a major importer of jet fuel into the Chinese market.

- The company decided to pursue a consensual debt and equity restructuring in late 2004 after derivative losses arising from unauthorised trading. Having agreed a Scheme of Arrangement with creditors in June 2005, China Aviation Oil (Singapore) is now nearing completion of its restructuring before seeking final approvals from regulatory bodies and minority shareholders to re-list the company on the Singapore Exchange.

- BP, which was a creditor of China Aviation Oil (Singapore), will still receive repayment of its outstanding debt under the agreed Scheme of Arrangement in the same way as the other creditors.

- BP Singapore is an important regional head office for BP in Asia, supporting a number of international businesses and the company's integrated supply and trading division. Around 500 people are employed by BP Singapore.



                                    - ENDS -





                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                         BP p.l.c.
                                                       (Registrant)



Dated: 05 December, 2005                          /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary